Form 20-F
period 1999-12-31
LEON TOURS LTD
filed 2000-04-14
CIK 1084801

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F


[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        -------------------------------------

For the Fiscal Year Ended:                              Commission File No.:
    December 31, 1999                                          0-25863


                               LEON TOURS LIMITED
             (Exact name of Registrant as specified in its charter)

                           Commonwealth of the Bahamas
                 (Jurisdiction of incorporation or organization)

                                 Saffrey Square
                            Bay Street and Bank Lane
                                   Suite 1 04A
                                   Box N-3927
                                 Nassau, Bahamas
                         (Address of Principal Offices)


Securities registered or to be registered pursuant to Section 12(b) of the Act:
NONE

Securities  registered pursuant to Section 12(g) of the Act:
COMMON STOCK, NO PAR VALUE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report: 5,000

Indicate by check mark whether the Registrant: (i) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past 90 days.

                                  Yes[x] No[ ]

Indicate by check mark which financial statement item the Registrant has elected to follow:

                              Item l7[ ] Item l8[X]

                                TABLE OF CONTENTS
                                -----------------


FINANCIAL STATEMENTS
PART I
   Item 1.   Description of Business
   Item 2.   Properties
   Item 3.   Legal Proceedings
   Item 4.   Control of the Company
   Item 5.   Nature of Trading Market
   Item 6.   Exchange Controls and Other Limitations Affecting
             Security Holders
   Item 7.   Taxation
   Item 8.   Selected Financial Data
   Item 9A.  Quantitative and Qualitative Disclosure of Market Risk
   Item 9B. Management's Discussion and Analysis of Financial Condition and Results of Operations
   Item 10.  Directors and Officers of the Company
   Item 11.  Compensation of Directors and Officers
   Item 12.  Options to Purchase Securities from Company or Subsidiaries
   Item 13.  Interest of Management in Certain Transactions
PART II
   Item 14.  Description of Securities to be Registered
PART III
   Item 15.  Defaults Upon Senior Securities
   Item 16.  Changes in Securities and Changes in Security for Company's
             Securities
PART IV
   Item 17.  Financial Statements
   Item 18.  Financial Statements
   Item 19.  Financial Statements and Exhibits
SIGNATURES

                                     PART 1.

     As used in this Annual Report, the "Bahamas" refers to The Commonwealth of the Bahamas. The term "Company" refers to Leon Tours Limited

     This Annual Report on Form 20-FR contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled Risk Factors under Item 1 - Description of Business.

     Readers should not place undue reliance on forward-looking statements, which reflect management's view only as of the date of this Annual Report. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

                           FINANCIAL STATEMENTS

                                     PART I

Item 1. Description of Business.
--------------------------------

Background

     Leon Tours Limited was incorporated on June 16, 1992 as a corporation pursuant to the International Business Companies Act of the Bahamas. The Company was incorporated in the Bahamas principally to engage in any lawful corporate business including, but not limited to, particpating in mergers with and acquisitions of other companies. The Company is not subject to any income tax in the Bahamas. The Company's corporate administrative matters are conducted through its registered agent located at 284 Bay Street, #5, Nassau, Bahamas. The Company's principal office is located at Saffrey Square, Bay Street and Bank Lane, Suite 104A, Box N-3 927, Nassau, Bahamas. Its telephone number is (242) 356-6940.

     The Company is in the developmental stage and has been inactive since its inception. The Company has no current operations nor any significant assets or liabilities.

     The primary activity of the Company during fsical year 1999 involved seeking a company or companies that it could acquire or with which it could merge. Management of the Company has not selected any company as an acquisition target or merger partner. The Company intends to continue to pursue and identify potential candidate companies for acquisition or as a merger partner. The Company does not have any subsidiaries and management does not contemplate establishing any subsidiaries of the Company.

Business Strategy

  General

     Management believes that certain companies (both in the United States and abroad) may have a significant interest in obtaining a controlling interest in an United States public company and thereby become publicly held without having to offer their own securities directly to the public. The Company intends to continue to seek and identify such business companies to offer these companies the opportunity to obtain a controlling interest in the Company. The Company may accomplish such business transactions by acquiring such business companies pursuant to either a purchase, merger, joint venture, exchange of stock or otherwise, and may include business entities such as a corporation, partnership, or limited liability company. The Company has limited available capital, therefore, it is unlikely that the Company will be able to acquire more than one or two such businesses. There can be no assurance that the Company will be able to successfully identify any such business opportunities and that such acquisitions will be successfully completed.

     As of the date of this Annual Report, management of the Company has not identified any business opportunities that it plans to pursue nor has the Company reached any agreement or definitive understanding concerning such an acquisition. Management intends to continue to search for business opportunities in any geographical area, industry or business within an industry, and may engage in any line of business including, but not limited to, service, finance, mining, manufacturing, real estate, oil and gas, distribution, transportation, medical, communication, and high technology. Management may later determine, however, to concentrate its search for business opportunities to a particular industry, segment of an industry, or line of business, or to a defined geographical area. To date, no such determination has been discussed or made.

Analysis of Potential Business Combinations

     Management of the Company generally will consider substantial and detailed information in connection with its decision of whether or not to acquire a business. Such information may include financial analysis and review of the proposed business and industry, market surveys and consultations with industry experts. Management also anticipates that it will consider the following factors: (i) total and net assets and shareholders' equity; (ii) current and long-term liabilities; (iii) gross revenues and earnings for the prior three fiscal years; (iv) potential for revenue and earnings growth; (v) existing and potential competition; (vi) proprietary and state-of-the-art technology, patents and trademarks; (vii) capabilities and experience of current management and potential for recruitments; (viii) capital requirements; (ix) availability of new capital, debt financing sources and relationships with existing lenders; (x) cost and form of participation by the Company; (xi) special risks associated with the business and its industry; and (xii) perceived desirability of the business to investors in the capital markets.

     Participation by the Company in a proposed transaction may also be based in large part on the perceived quality of the private company's management and personnel, properties or proprietary rights, products and/or services, marketing concepts, level of technology or other factors which may be difficult to analyze with complete objectivity.

     Management of the Company will generally request that it be provided with written materials from the principals of the business containing disclosures and descriptions regarding the business' products and/or services, history, management resumes, audited financial statements and financial projections, proprietary products and services, present and proposed remuneration to management, facilities and properties, analysis of risks and competitive conditions, financial plan of operation and estimated capital requirements, and other relevant information.

     In applying the factors set forth above, no specific factor will be controlling. Management will attempt to analyze all factors appropriate to the specific business opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, which may make comparative investigation and analysis of such business opportunities difficult and complex for management. Historical operations of a specific business may not necessarily be indicative of its fixture potential because of the possible need to substantially shift marketing strategies, expand significantly, change product emphasis, change or augment management or make other changes. Moreover, although management does not intend to do so, its decisions may be made without the benefit of detailed feasibility studies, independent analysis, market surveys or professional studies. Thus, management may be dependent upon the principals of a business to identify such problems and to implement or be primarily responsible for implementing change. Management may not, therefore, discover or adequately evaluate adverse facts about any potential business opportunity.

     Based upon such an analysis and review, management will determine the suitable legal structure or method to be selected.

     An acquisition or business combination may occur in one of several methods, such as a statutory merger or consolidation, asset purchase, or "reverse merger" in which the Company acquires all of the private company's outstanding common stock in exchange for the issuance of unregistered shares of the Company's common stock. Management of the Company does not anticipate that such acquisitions by the Company will involve a cash purchase of the assets or the outstanding voting stock of a viable business due to the lack of liquid assets or cash. In the event that the Company engages in an acquisition of a private company's outstanding common stock by issuing additional shares of its common stock, such a transaction would be made in reliance upon one or more exemptions from the registration provisions of federal securities laws, including the exemptions provided for non-public or limited offerings, and analogous exemptions under applicable state securities laws. Shares of the Company's common stock issued in such an exempt transaction would be considered "restricted securities" under the Securities Act of 1933, as amended (the "1933 Act"), and Rule 144 thereunder, would be subject to certain restrictions, and generally could not be resold for a period of one year. In some circumstances, management anticipates that an agreement with the private company to register such securities either at the time the transaction is consummated, under certain conditions or at specified times thereafter, may be a viable negotiating element. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have an adverse effect upon such market.

     As of the date of this Annual Report, it is impossible to predict the manner in which the Company may participate, if at all, in a business opportunity.

     Management intends to structure any such acquisitions so as to avoid creating a taxable event under the United States tax laws and anticipates that such an acquisition will be structured as a tax-free reorganization under Sections 351 or 368(a) of the Internal Revenue Code of 1986, as amended ("the Code"). Moreover, the value of any private company acquired may exceed the value of the Company, therefore, under generally accepted accounting principles, such an acquisition will be generally be treated as if the private company had acquired the Company.

     Prior to any merger or consolidation, or other corporate transaction for which management may voluntarily seek the approval of the Company's shareholders, management intends to provide its shareholders with complete disclosure and documentation regarding the business opportunity and business proposed to be acquired. Such disclosure and documentation will be in the form of a proxy statement in compliance with the rules and regulations of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and will be distributed to the shareholders of the Company at least twenty (20) days prior to any shareholder's meeting. The International Business Companies Act of the Bahamas (the "IBCA") provides for approval by a majority of shareholders or classes of shareholders entitled to vote at a meeting called for that purpose after due notice, accompanied by a plan or merger, consolidation or reverse merger, has been given. Moreover, such an acquisition or business combination may require compliance with the laws of another country or state within the United States if such acquisition or business combination involves a business entity organized under the laws of a country or state different than the Company's.

     In the event that the Company acquires a business pursuant to a statutory merger or consolidation or other corporate transaction, management believes that neither it nor the current shareholders of the Company will have any control of a majority of the voting shares of such business following the acquisition transaction. In the event that the Company acquires a business pursuant to a reverse merger, management believes that the shareholders of the Company will subsequently own twenty percent (20%) or less of the Company's common stock following the acquisition transaction.

Competition

     The Company will be in direct competition with many entities in its efforts to locate suitable business opportunities. The Company's major competitors include business development companies, venture capital partnerships and corporations, small business investment companies, venture capital affiliates of industrial and financial companies, broker-dealers and investment bankers, management and management consultant firms, and private individual investors. Moreover, the Company will also be competing with numerous small public companies for such opportunities. Most of these entities may posses greater financial resources and will be able to assume greater risks than those which the Company, with its limited capital, could consider. Many of these competing entities may also posses significantly greater experience and contacts than the management of the Company.

Employees and Consultants

     The Company currently does not have any employees other than its officers and directors. The Company may engage the services of outside professionals regarding the identification and acquisition of certain companies.

     The Company may also engage the services of consultants or finders to assist in locating or acquiring a business opportunity. However, the Company does not currently have any agreement, understanding or arrangement of any kind with any consultant, finder or other person engaged in arranging acquisitions for companies such as the Company. The Company does not currently have any funds with which to pay a finder or consultant and has no means of raising such funds. It is possible that a consultant, finder or other person will present a business opportunity to the Company for consideration and, in such event, management anticipates that such business or its principals will pay any consulting or finder's fee.

Certain Foreign Issuer Considerations

     Enforceability of Civil Liabilities. The Company is a Bahamas corporation. The Company has appointed Diane D. Dalmy, 8965 W. Cornell Place, Lakewood, Colorado 80227 as its agent upon whom process may be served in any action brought against it under the securities laws of the United States. Outside the United States, it may be difficult for investors to enforce judgments against the Company obtained in the United States in any such actions, including actions predicated upon the civil liability provisions of the United States securities laws. The Company has been advised by E.P. Toothe & Associates ("E.P. Toothe"), its Bahamas counsel, that there is substantial doubt as to the enforceability against the Company in original actions or in actions for enforcement of judgments of United States courts of liabilities predicated solely on the civil liability provisions of the United States securities laws. The Company's officers and directors, however, reside within the United States and the assets of these persons are primarily located within the United States. It may be possible for an investor to enforce a judgment against the personal assets of the Company's officers and directors if named as a party in such action.

     The Company has been further advised by E.P. Toothe that no treaty exists between the Bahamas and the United States providing for the reciprocal enforcement of foreign judgments arising out of civil proceedings. A foreign judgment that is contrary to public policy or that is founded on a cause of action not recognized in the Commonwealth of the Bahamas will not be enforced, the general principal being that only judgments that rest upon principles of universal acceptance will be enforced. A action may be commenced in the Bahamas for recovery in such a proceeding. Enforcement of a foreign judgment against the Company in the Bahamas may also be limited or affected by applicable bankruptcy, insolvency, liquidation, arrangement, moratorium or similar laws relating to or affecting creditors' rights generally and will be subject to a statutory limitation of time within which proceedings may be brought.

     Under United States law, majority and controlling shareholders generally have certain "fiduciary" responsibilities to the minority shareholders.
Shareholder action must be taken in good faith and actions by controlling shareholders that are obviously unreasonable may be declared null and void. The Bahamas law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in United States jurisdictions. While the Bahamas law does permit a shareholder of a Bahamas company to sue its directors derivatively, i.e. in the name of and for the benefit of the company and to sue the company and its directors for his benefit and the benefit of others similarly situated, the circumstances in which any such action may be brought and the procedures and defenses that may be available regarding any such action may result in the rights of shareholders in a Bahamas company being more limited than those rights of shareholders in an United States company.

Item 2. Description of Property.
--------------------------------

     The Company does not own nor lease any real estate or other properties. The Company's offices are located at Saffrey Square, Bay Street and Bank Lane, Suite 104k Nassau, Bahamas. Management believes that the Company's offices are adequate for its reasonable foreseeable needs. The Company does not intend to acquire any properties. Moreover, management does not anticipate that the Company will lease office space unless and until it has acquired a business opportunity, in which event management anticipates that such offices of the Company will be those offices of the acquired business.

Item 3. Legal Proceedings.
--------------------------

     Management is not aware of any legal proceedings contemplated by any governmental authority involving the Company. No director, officer or affiliate of the Company is (i) a party adverse to the Company in any legal proceedings, or (ii) has an adverse interest to the Company in any legal proceeding. Management is not aware of any other legal proceedings pending or that have been threatened against the Company.

Item 4. Control of Registrant.
------------------------------

     The Company is not directly or indirectly owned or controlled by any foreign government or by another corporation. The following table sets forth as of December 31, 1999 the beneficial ownership of the Company's common stock by each person known by the Company to own beneficially more than five percent (5%) of the Company outstanding as of such date and by the officers and directors of the Company as a group. Each person listed below is the sole beneficial owner of the shares and has sole investment and voting power of such shares. No person listed below has any option, warrant or other right to acquire additional securities of the Company.

Title of Class     Identify of Person or Group       Amount Owned    Percentage
--------------     ---------------------------       ------------    ----------

Common Stock       Luther Jeffries                      2,000            40%
Common Stock       Ruth Teichert                          500            10%
Common Stock       officers and directors               2,500            50%
                   (as a group)

Change in Control

     There are no arrangements known to the Company the operation of which may at a subsequent date result in a change in control of the Company. A change in control of the Company, however, will in all probability occur when and if the Company acquires a business opportunity. Although the extent of the control cannot be predicted at this time, it is unlikely that the existing shareholders of the Company will own more than twenty percent (20%) of the combined entity following an acquisition. There are no plans at this time to issue common shares or other securities of the Company to any officer or director of the Company.

Item 5. Nature of Trading Market.
---------------------------------

     The Company's common stock is not currently being quoted or publicly traded in the over-the-counter market or otherwise. Any such quotation in the immediate future would only be possible on the OTC Electronic Bulletin Board maintained for over-the-counter stocks not listed on the NASDAQ system. Quotation on the NASDAQ system or listing on a national securities exchange would be possible only after the Company has successfully acquired a business opportunity which would enable the Company to qualify for such listing. Management has not yet determined whether it will seek listing for the Company's stock in the OTC markets prior to identifying business opportunities for possible acquisition. No assurance exists that a public trading market will ever develop for the Company's common stock, and no market is expected to arise unless the Company successfully consummates an acquisition.

Transfer Agent

     The transfer agent and registrar for the common stock is Alpha Tech Stock Transfer Co., 929 East Spiers Lane, Draper, Utah 84020, telephone 801.571.5118.

Item 6. Exchange Controls and Other Limitations Affecting Security Holders.
---------------------------------------------------------------------------

     There are no exchange control restrictions on payment of dividends on the Company's common stock or on the conduct of the Company's operations in the Bahamas. Taxation and repatriation of profits regarding the Company's operations are regulated by the Bahamas' laws and regulations. To date, these controls have not had and are not expected to have a material impact on the Company. The laws of the Bahamas and the Company's Memorandum and Articles of Association impose no limitations on the rights of nonresident or foreign owners to hold or vote the Company's securities.

Item 7. Taxation.
-----------------

     Under current laws of the Bahamas, the Company is not subject to tax on its income. Moreover, no reciprocal tax treaty regarding withholding exists between the United States and the Bahamas. Under current laws of the Bahamas, dividends, interest or royalties paid by the Company to individuals are not subject to tax. Persons who are residents of the Bahamas may not be considered residents for any exchange control purposes. Generally, shareholders in a company incorporated pursuant to the IBCA are exempt from exchange controls and are not (for twenty years from the date of incorporation) subject to any tax on income, gift, estate or corporate tax. If the Company were to pay a dividend, the Company would not be liable to withhold any tax, but shareholders would receive gross dividends, if any, irrespective of their residential or national status.

     Dividends, if any, paid to any United States resident or citizen shareholder would be treated as dividend income for United States federal income tax purposes. Such dividends would not be eligible for the 70% dividends-received deduction allowed to United States corporations on dividends from a domestic corporation under Section 243 of the United States Internal Revenue Code of 1986 (the "Internal Revenue Code"). Various Internal Revenue Code provisions impose special taxes in certain circumstances on non-United States corporations and their shareholders. Shareholders of the Company are urged to consult their tax advisors with regard to such possibilities and their own tax situation.

     In addition to United States federal income taxation, shareholders may be subject to state and local taxes upon their receipt of dividends.

Dividend Policy

     The Company has never paid any dividends on its common stock and does not anticipate paying any dividends in the future. The Board of Directors has not adopted a policy with respect to the payment of dividends. Management anticipates that any future earnings will be retained as working capital and used for business purposes. Accordingly, it is unlikely that the Board of Directors will declare or pay any such dividends in the foreseeable future.

Item 8. Selected Financial Data.
--------------------------------

     The selected financial data set forth below is as of December 31, 1999, and is derived from the audited Financial Statements and notes thereto, which are prepared in accordance with generally accepted accounting principles in the United States of America in United States dollars, and which are incorporated herein. The selected financial data is qualified in its entirety by reference to, and should be read in conjunction with, the Financial Statements and related notes and Item - "Management's Discussion and Analysis of Financial Condition and Results of Operations".

             Balance Sheet Data            As of 12/31/99
             ------------------            --------------
                                              (audited)

             Current  assets                   $ 5,000
             Total assets                      $ 5,000
             Current liabilities               $     0
             Total liabilities                 $     0
             Stockholders' Equity              $ 5,000


             Income Statement Data
             ---------------------

             Revenues                                0
             Expenses                          $     0
             Net Income (Loss)                 $     0



Item 9A. Quantitative and Qualitative Disclosures about Market Risk.
--------------------------------------------------------------------

     The Financial Statements of the Company are prepared in United States dollars. The Bahamian Dollar is the national currency of the Commonwealth of the Bahamas. The Bahamian Dollar is comprised of 100 cents. It was decimalized in 1966 from a Sterling Pound to a Bahamian Dollar at a rate of one Sterling Pound equal to 2.86 Bahamian Dollars. The Bahamian Dollar is equivalent to and interchangeable with the United States dollar at freely floating rates. There are currently no restrictions on the flow of such currencies between the Bahamas and the United States.

     In general, fluctuations in the value of foreign currencies may cause United States dollar translated amounts to change in comparison with previous periods and, accordingly, the Company cannot quantify in any meaningful way, the effect of such fluctuations upon future income. This is due to the constantly changing exposures to these currencies, and the fact that all foreign currencies do not react in the same manner against the United States dollar.

     The Company may be subject to a variety of risks associated with changes between the relative value of the United States dollar and the Bahamian dollar. Management believes, however, that these risks are minimized due to its focus primarily on acquisition of business companies organized under the laws of a respective state within the United States. As of the date of this Annual Report, the exchange rate of the Bahamian dollar to the United States dollar is approximately 1.225 to 1, respectively.

Item 9B. Management's Discussion and Analysis of Financial Condition and Results of Operations.
--------------------------------------------------------------------------------

     The Company is in the developmental state, has conducted no operations nor generated any revenues. From its inception to the date of this Annual Report, the Company's operations have been limited to the development, analysis and potential successfulness of its business strategy. As of the date of this Annual Report, the Company has no working capital.

Capital Resources

     The Company may not have sufficient funds to cover all of its estimated operational, general and administrative expenses for fiscal year 2000. It is anticipated that the Company may not have sufficient funds to cover the estimated expenses associated with its operational activities of acquisition of a business opportunity. Under these circumstances, management intends to obtain loans from its current directors, officers and shareholders to cover such deficits and/or raise capital through private placement offerings of its securities. These potential sources of funds, however, have not made definitive commitments to make such loans to the Company.

Item 10. Directors and Officers of Registrant.
----------------------------------------------

     The directors and officers of the Company are as follows:

     Name                       Age          Position with the Company
     ----                       ---          -------------------------

     Luther Jeffries            65           President and Director

     Ruth Teichert              52           Secretary

     LUTHER JEFFRIES is the founder of the Company. Mr. Jeffries has been the President and a director of the Company since its inception. Mr. Jeffries studied at Ohio State university, the Army Engineers School at Fort Belvoir, Virginia, and the University of Alaska, receiving degrees in engineering and finance. Over the past thirty years, Mr. Jeffries served as chief executive officer of many companies, most notably the General Nuclear Corp, Houston, Texas; Cumberland Research Corp., Port Norris, New Jersey; and Eastern Testing Laboratories, Pennsauken, New Jersey. Mr. Jeffries also served as a consultant to many governmental entities and companies, including the U.S. Department of Commerce, the U.S. Atomic Energy Commission, the Commonwealth of the Bahamas, the British American Tobacco Company, and to three successive governors of the State of New Jersey. Mr. Jeffries developed and patented a device for determining the exact location of kilcuries and gamma sources. He is a member of several Societies, including the Society of Naval Architects & Marine Engineers, the American Society for Metals, the American Society for Quality Control and the American Society for Technology. Mr. Jeffries has authored several papers, including Interaction of Politics and the Seafood Industry for the American Society of Quality Control, and A Reconciliation of the Results of Radiographic and Ultrasonic Inspection of High Yield Steels for the U.S. Bureau of Ships.

     RUTH TEICHERT has been the Secretary of the Company since inception. Ms. Teichert was born in New York on April 18, 1947. Ms. Teichert currently lives in Nassau, and acts as secretary for other corporations organized under the laws of the Commonwealth of the Bahamas.

     The directors of the Company are elected annually and serve until their successors take office or until their death, resignation or removal. The officers of the Company serve at the pleasure of the Board of Directors of the Company.

Item 11. Compensation of Directors and Officers.
------------------------------------------------

     The Company does not have any agreement or understanding, express or implied, with any officer or director concerning employment or cash compensation for services. No compensation has been paid or accrued to any officers or director to date, and none is expected to be paid or accrued during fiscal year 2000, except for the reimbursement for out-of-pocket expenses. No salary or similar remuneration is anticipated to be paid to such persons by the Company. No officer or director will receive any finder's fee to be paid by the Company for finding or arranging any business transaction in which the Company participates.

     The Company does not have any pension plan, profit sharing plan or stock option plan, although such plans may be adopted in the future at the discretion of the Board of Directors. No other incentive plans are in existence or are contemplated.

Item 12. Options to Purchase Securities from Registrant.
--------------------------------------------------------

     There are no options issued to any officer, director or shareholder of the Company or to any other person, directly or indirectly, to purchase any securities from the Company.

Item 13. Interest of Management in Certain Transactions.
--------------------------------------------------------

     The Company currently does not have any understandings, agreements or arrangements with its officers or directors in which such persons have agreed to contribute capital to the Company or the Company has agreed to loan such persons capital. The Company does not intend to issue any additional securities to such persons prior to consummation of any acquisition.

Item 14. Description of Securities Registered.
----------------------------------------------

     The authorized capital stock of the Company consists of 50,000,000 shares of common stock, no par value per share. There are no classes of preferred stock authorized at this time.

Common Stock

     As of Decemebr 31, 1999, there were 5,000 shares of common stock outstanding held of record by fifteen (15) shareholders. The shares of common stock were issued to the existing shareholders in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. The shareholders represented to the Company that they acquired the shares for their own respective account and not with a view to distribution and that the Company made available to them all material information concerning the Company. The certificates bear a restrictive legend. No underwriter was involved in the transaction, and no commissions or other remuneration was involved in the offer and sale of the securities.

     The holders of common stock are entitled to one vote for each share held. The Company's Memorandum and Articles of Association provide that the affirmative vote of at least twenty-five percent (25%) of the votes cast at a shareholder meeting is sufficient to effect any corporate action upon which shareholders may or must vote. Common shares do not carry any cumulative voting rights, thus holders of more than twenty-five percent (25%) of the common stock have the power to elect all directors and to control the Company. Moreover, directors may also have the power to elect the directors and in effect control the Company. Holders of common stock are not entitled to pre-emptive rights.

     The Company's Memorandum and Articles of Association provide for a minimum of one director and any other number of directors as established by the board of directors. Directors are elected for one-year terms by either the vote of the shareholders as their annual meeting or the vote of the existing board of directors.

Item 15. Defaults Upon Senior Securities.
-----------------------------------------

     Not applicable.

Item 16. Changes in Securities. Changes in Security for Registered Securities and Use of Proceeds.
-----------------------------------------------------------------------------

     The Company sold its shares of common stock, par value $1.00, to fifteen
(15) individuals in June 1992. On March 10, 1999, the Board of Directors and shareholders authorized an amendment to the Company's Articles of Association increasing the authorized capital structure to 50,000,000 shares of common stock, no par value.

Item 17. Financial Statements.
------------------------------

     Not applicable.

Item 18. Financial Statements.
------------------------------

     Reference is made to Item 19(a) for a list of all financial statements filed as part of this Annual Report on Form 20-F.

Item 19. Financial Statements and Exhibits.
-------------------------------------------

     (a) The following Financial Statements are filed as part of this Registration Statement:

     1.   Independent Auditors' Report dated March 28, 2000;

     2.   Balance Sheet for fiscal Year ending December 31, 1999;

     3. Statement of Operations for Years Ended December 31, 1999, 1998 and for the Period from June 16, 1992 (date of organization) through December 31, 1999;

     4. Statement of Shareholders' Equity from June 16, 1992 (date of organization) through December 31, 1999;

     5. Statements of Cash Flows for Years Ended December 31, 1999, 1998 and Cumulative for the Period from June 16, 1992 (date of organization) through December 31, 1999;

     6.   Notes to Financial Statements December 31, 1999.

     (b) The following Exhibits are filed as part of this Annual Report:

     None.

                                LEON TOURS, LTD.
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                                December 31, 1999

                                 C O N T E N T S


Independent Auditors' Report................................................ F-3

Balance Sheet............................................................... F-4

Statements of Operations.................................................... F-5

Statements of Stockholders' Equity.......................................... F-6

Statements of Cash Flows.................................................... F-8

Notes to the Financial Statements........................................... F-9

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


The Board of Directors
Leon Tours, Ltd.
(A Development Stage Company)
Nassau, Bahamas

We have audited the accompanying balance sheet of Leon Tours, Ltd. (a development stage company) as of December 31, 1999 and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1999 and 1998 and from inception on June 16, 1992 through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Leon Tours, Ltd. (a development stage company) as of December 31, 1999 and the results of its operations and cash flows for the years ended December 31, 1999 and 1998, and from inception on June 16, 1992 through December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has not established revenues sufficient to cover its operating costs which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Jones, Jensen & Company
---------------------------
Jones, Jensen & Company
Salt Lake City, Utah
March 28, 2000

                                LEON TOURS, LTD.
                          (A Development Stage Company)
                                  Balance Sheet


                                     ASSETS
                                     ------

                                                                   December 31,
                                                                      1999
                                                                      ----

CURRENT ASSETS

   Cash                                                              $ 5,000
                                                                     -------

     Total Current Assets                                              5,000
                                                                     -------

     TOTAL ASSETS                                                    $ 5,000
                                                                     =======


                      LIABILITIES AND STOCKHOLDERS EQUITY
                      -----------------------------------

CURRENT LIABILITIES

   Accounts payable                                                  $  --
                                                                     -------

     Total Current Liabilities                                          --
                                                                     -------

STOCKHOLDERS' EQUITY

   Common stock; no par value; authorized 50,000,000
    shares; 5,000 issued and outstanding                               5,000
   Additional paid-in capital                                          6,000
   Deficit accumulated during the development stage                   (6,000)
                                                                     -------

     Total Stockholders' Equity                                        5,000
                                                                     -------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                      $ 5,000
                                                                     =======


   The accompanying notes are an integral part of these financial statements.

                                LEON TOURS, LTD.
                          (A Development Stage Company)
                            Statements of Operations

                                                                      From
                                               For the             Inception on
                                             Years Ended             June 16,
                                             December 31,          1992 Through
                                         ---------------------     December 31,
                                           1999         1998          1999
                                         --------      -------       -------

REVENUES                                 $   --        $  --         $  --
                                         --------      -------       -------

EXPENSES

   Professional fees                         --          5,000         6,000
                                         --------      -------       -------

     Total Expenses                          --          5,000         6,000
                                         --------      -------       -------

NET LOSS                                 $   --        $(5,000)      $(6,000)
                                         ========      =======       =======

BASIC NET LOSS PER SHARE                 $  0.00       $ (1.00)
                                         =======       =======

WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                        5,000         5,000
                                         =======       =======



   The accompanying notes are an integral part of these financial statements.


                                          LEON TOURS, LTD.
                                    (A Development Stage Company)
                               Statements of Stockholders' Equity From
                         Inception on June 16, 1992 through December 31, 1999

                                                                                                Deficit
                                                                                              Accumulated
                                            Common Stock                  Additional          During the
                                      -------------------------             Paid-In           Development
                                      Shares             Amount             Capital              Stage
                                      ------             ------             -------              -----
Balance at inception on
 June 16, 1992                           --              $  --              $  --              $  --

Common stock issued for
 $1.00 per share                        5,000              5,000               --                 --

Contributed capital                      --                 --                1,000               --

Net loss for the period ended
 December 31, 1992                       --                 --                 --               (1,000)
                                      -------            -------            -------            -------

Balance, December 31, 1992              5,000              5,000              1,000             (1,000)

Net income for the year ended
 December 31, 1993                       --                 --                 --                 --
                                      -------            -------            -------            -------

Balance, December 31, 1993              5,000              5,000              1,000             (1,000)

Net income for the year ended
 December 31, 1994                       --                 --                 --                 --
                                      -------            -------            -------            -------

Balance, December 31, 1994              5,000              5,000              1,000             (1,000)

Net income for the year ended
 December 31, 1995                       --                 --                 --                 --
                                      -------            -------            -------            -------

Balance, December 31, 1995              5,000              5,000              1,000             (1,000)

Net income for the year ended
 December 31, 1996                       --                 --                 --                 --
                                      -------            -------            -------            -------

Balance, December 31, 1996              5,000              5,000              1,000             (1,000)

Net income for the year ended
 December 31, 1997                       --                 --                 --                 --
                                      -------            -------            -------            -------

Balance, December 31, 1997              5,000            $ 5,000            $ 1,000            $(1,000)
                                      -------            -------            -------            -------


             The accompanying notes are an integral part of these financial statements.

                                                 F-6

                                           LEON TOURS, LTD.
                                     (A Development Stage Company)
                            Statements of Stockholders' Equity (Continued)
                       From Inception on June 16, 1992 through December 31, 1999

                                                                                                  Deficit
                                                                                                Accumulated
                                               Common Stock                 Additional          During the
                                        -------------------------             Paid-In           Development
                                        Shares             Amount             Capital              Stage
                                        ------             ------             -------              -----

Balance, December 31, 1997                5,000            $ 5,000            $ 1,000            $(1,000)

Net loss for the year ended
 December, 31, 1998                        --                 --                 --               (5,000)
                                        -------            -------            -------            -------

Balance, December 31, 1998                5,000              5,000              1,000             (6,000)

Contributed capital                        --                 --                5,000               --

Net income for the year ended
 December 31, 1999                         --                 --                 --                 --
                                        -------            -------            -------            -------

Balance, December 31, 1999                5,000            $ 5,000            $ 6,000            $(6,000)
                                        =======            =======            =======            =======







              The accompanying notes are an integral part of these financial statements.

                                                 F-7

                                LEON TOURS, LTD.
                          (A Development Stage Company)
                            Statements of Cash Flows

                                                                             From
                                                                          Inception on
                                                          For the           June 16,
                                                        Years Ended       1992 Through
                                                        December 31,       December 31,
                                                     1999         1998        1999
                                                     ----         ----        ----

CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss                                        $   --      $ (5,000)   $ (6,000)
   Adjustments to reconcile net loss to net cash
    (used) by operating activities:
     Increase (decrease) in account payable          (5,000)      5,000        --
                                                   --------    --------    --------

     Net Cash (Used) by Operating Activities         (5,000)       --        (6,000)
                                                   --------    --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES                   --          --          --
                                                   --------    --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES

   Issuance of common stock for cash                   --          --         5,000
   Contributed capital                                5,000        --         6,000
                                                   --------    --------    --------

     Net Cash Provided by Financing Activities        5,000        --        11,000
                                                   --------    --------    --------

NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS                                  --          --         5,000

CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD                                  5,000       5,000        --
                                                   --------    --------    --------

CASH AND CASH EQUIVALENTS AT
 END OF PERIOD                                     $  5,000    $  5,000    $  5,000
                                                   ========    ========    ========

Cash Paid For:

   Interest                                        $   --      $   --      $   --
   Taxes                                           $   --      $   --      $   --


   The accompanying notes are an integral part of these financial statements.

                                      F-8

                                LEON TOURS, LTD.
                          (A Development Stage Company)
                        Notes to the Financial statements
                                December 31, 1999


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

     Leon Tours, Ltd. (the Company) was incorporated in the Commonwealth of the Bahamas on June 16, 1992.

     The Company is in the development stage, and has been inactive since its inception. The Company has no current operations nor any significant assets or liabilities. Accordingly, the Company is dependent upon management and/or significant shareholders to provide sufficient working capital to preserve the integrity of the corporate entity during this phase. It is the intent of management and significant shareholders to provide sufficient working capital necessary to preserve the integrity of the corporate entity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. Accounting Method

     The Company's financial statements are prepared using the accrual method of accounting. The Company has adopted a December 31 year end.

     b. Basic Loss Per Share

     The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements.

                                                For the Year Ended
                                                December 31, 1999
            Income (Loss)         Shares             Per Share
             (Numerator)         (Denominator)         Amount
             -----------         -------------         ------

        $           -                    5,000  $             0.00
        ==================  ==================  ==================


                                                 For the Year Ended
                                                December 31, 1998
            Income (Loss)         Shares             Per Share
             (Numerator)         (Denominator)         Amount
             -----------         -------------         ------

        $           (5,000)              5,000  $            (1.00)
        ==================  ==================  ==================

     c. Provision for Taxes

     The Commonwealth of the Bahamas has no income tax. Accordingly, no income tax provision has been included in the accompanying financial statements.

     d. Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ form those estimates.

                                LEON TOURS, LTD.
                          (A Development Stage Company)
                        Notes to the Financial statements
                                December 31, 1999


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     e. Revenue Recognition

     As of December 31, 1999, the Company has not established an ongoing source of revenues. Revenue recognition policies will be determined when principal operations commence.

     f. Cash and Cash Equivalents

     Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

     g. Additional Accounting Policies

     Additional accounting policies will be established once principal operations commence.

NOTE 3 - GOING CONCERN

     The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established revenues sufficient to cover its operating costs and allow it to continue as a going concern. Management intends to seek a merger with an existing, operating company. In the interim, management is committed to meeting the Company's minimal operating expenses.

NOTE 4 - RELATED PARTY TRANSACTIONS

     During the year ended December 31, 1998, the Company incurred $5,000 in professional expenses payable to the Company's attorney. During the year ended December 31, 1999, this debt was forgiven and was treated as a capital contribution by a shareholder.

NOTE 5 - COMMON STOCK

     During 1992, the Company issued 5,000 shares of $1.00 par value common stock at $1.00 per share.

     On March 10, 1999, the Company increased the number of shares authorized from 5,000 to 50,000,000 and changed the par value from $1.00 to no par.