Form 20-F
period 2000-12-31
PKI SOLUTIONS INC
filed 2001-04-18
CIK 1084801

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000


                               PKI SOLUTIONS, INC.
                           (F/K/A LEON TOURS LIMITED)

                 INCORPORATED UNDER THE LAWS OF THE COMMONWEALTH
                                 OF THE BAHAMAS

            PRINCIPAL EXECUTIVE OFFICES: C/O E.P. TOOTHE & ASSOCIATES
                   SUITE 104A, SAFFREY SQUARE, NASSAU, BAHAMAS

        SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT: NONE

           SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                     COMMON STOCK, PAR VALUE $.001 PER SHARE

       40,840,000 SHARES OF COMMON STOCK OUTSTANDING AS OF APRIL 12, 2001

[X] INDICATE BY CHECK MARK WHETHER REGISTRANT HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS, AND HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.

    INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS
                   ELECTED TO FOLLOW: [X] ITEM 17 [ ] ITEM 18

Part I.

Item 1.  Identity of Directors, Senior Management and Advisers

A.  Directors and Senior Management

         The names, business addresses and functions of the Company's directors and senior management are as follows:

Patrick M. Reynolds                         4580 Klahanie Drive SE              CEO, President, Director
                                            Issaquah, WA 98029

Joseph M. Vincent                           4580 Klahanie Drive SE              COO, Exec. V.P, Director
                                            Issaquah, WA 98029

Randall D. Brasmer                          4580 Klahanie Drive SE              CFO, Sec'y-Tres., Director
                                            Issaquah, WA 98029

P.W.F. Toothe                               Suite 104A, Saffrey Sq.             Director
                                            Box N-9306
                                            Nassau, Bahamas

Karen Sullivan                              Suite 104A, Saffrey Sq.             Director
                                            Box N-9306
                                            Nassau, Bahamas

B.  Advisers

         The names and addresses of our principal bankers and legal advisers are as follows:

         We have had no principal bankers to date, being an inactive entity. We will be engaging regular bankers in the near future.

         Our principal legal advisers to date have been E.P. Toothe & Associates, Saffrey Square, Nassau, Commonwealth of the Bahamas.

C.  Auditors

         The names and addresses of our principal auditors for the preceding three years, together with their membership in a professional body, are as follows:

         For the purposes of this Report on Form 20-F, we have engaged the firm of Merdringer, Fruchter, Corso & Rosen, 888 7th Avenue, Suite 2900, New York, NY 10016, as auditors.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

A.  Selected Financial Data

         We were not an operating entity before our merger with PKI Solutions, Inc., a Nevada corporation, on March 28, 2001. PKI Solutions, Inc. itself was formed only during calendar year 2001, and likewise had no effective operating history. Therefore, there is no selected financial data to be presented.

B.  Capitalization and Indebtedness

         We have no indebtedness. For a description of our capitalization, please refer to Items 7.A. and 10.A. of this Report on Form 20-F.

C.  Reasons for the Offer and Use of Proceeds

Not Applicable

Item 4.  Information on the Company

A. History and Development of the Company

         1. We were founded under the name Leon Tours Limited; we changed our name to PKI Solutions, Inc. in March, 2001.

         2. We were incorporated on June 16, 1992, pursuant to the International Business Companies Act of the Commonwealth of the Bahamas.

         3. We are domiciled in the Bahamas, and operate under the International Business Companies Act, 2000 of that nation. Our registered office and agent is c/o E.P. Toothe & Associates, 284 Bay Street, Suite 104A, Box N-9306, Nassau, Bahamas. The telephone number is 242.356.6940.

         4. Prior to March, 2001, we were inactive. In March, 2001, we acquired PKI Solutions, Inc., a company organized under the laws of the State of Nevada, United States of America, in exchange for 12,000,000 shares of our stock. PKI Solutions, Inc. was merged with and into the Company, with the Company as the surviving entity. The Company changed its name to PKI Solutions, Inc. PKI Solutions, Inc. was an entity engaged in the promotion of high-security computer transactions in fields such as medical prescriptions.

         5. Prior to March, 2001, we made no significant capital expenditures in our last three financial years.

         6. We expect to receive an injection of equity in the near future of approximately $2.5 million from our investors, pending completion of matters relating to the proposed listing of our stock on the OTC Bulletin Board. These funds will provide backing for the developed of our secured prescription initiative, which is described in Item 4B, below.

         7. On March 28, 2001, we entered into an agreement with PKI Solutions, Inc., a Nevada corporation, pursuant to which we acquired such corporation for 12,000,000 shares of our common stock (currently 29.38% of our outstanding common stock). Pursuant to such agreement, 3 of the 5 seats on our board of directors are filled by persons nominated by the former Nevada entity, and our senior executive officers were formerly the senior executive officers of the Nevada entity, thus effecting a change in control of our management.

B.  Business Overview

         1. Prior to March, 2001, we were inactive. In March, 2001, the Company acquired PKI Solutions, Inc., a Nevada corporation. PKI Solutions, Inc., the former Nevada entity, was founded and chartered in January, 2001. It has been engaged from its inception in developing its demonstration application for an electronic prescription system for physicians and pharmacists, which uses encrypted digital signatures, employing a technology known as public key infrastructure, or PKI, a type of secured signature. It has also been engaged in preparing for the endorsement of this secured signature prescription system by various state pharmacy regulatory agencies.

         2. Prior to March, 2001, we were inactive. PKI Solutions, Inc. has no revenues to date.

         3. Prior to March, 2001, we were inactive. We do not expect that our new business will be seasonal.

         4.  We are not reliant on raw materials.

         5. There are no marketing channels for the our products at this time. The anticipated marketing channels may include physicians and pharmacists, prescription benefits managers (or PBMs), and pharmaceutical companies. The physicians and pharmacists would be utilized using organized physician and pharmacy groups, and accrediting authorities.

         6. We have no dependency on patents, licenses, contracts, or processes, other than those used in preparing the specific computer programming for its PKI applications.

         7. At the present time, we are aware of some nascent competition in the field of electronic prescriptions. If we go to market with our application, we expect to be among the first to commercially market PKI as a protocol for generating digital signatures on electronic prescriptions. Our preferred delivery platform for the use of digital signatures by physicians and pharmacists who will access our Internet-based application service provider (or
ASP), will be a USB-port key, which contains both a user's so-called "private key" and which acts as "wearable storage." This delivery platform will be offered by a major commercial supplier of USB-port keys, which has not yet been selected. We are unaware of any other nascent competitor that used this delivery platform method.

         8. We are aware of an initiative by the United States Drug Enforcement Agency (DEA) to require the use of digital signature certificates, in a manner we are proposing to implement, by any physician who wishes to transmit an electronic prescription for a controlled substance. The DEA is also, to our knowledge, considering requiring pharmacies to use a digital signature certificate to order controlled substances from wholesalers by electronic means. When the DEA issues its final rules relating to these initiatives, these will become the baseline for the rules of the various boards of pharmacy in each state on all electronic prescriptions, which will be the rules that will directly govern our operations. We intend to comply with the resulting regulations of the DEA, and the various boards of pharmacy, if and when implemented.

         The Company is also aware of the Health Insurance Portability and Accountability Act (or HIPAA), which was recently enacted. Final rules regarding HIPAA were published in 2000, which covered, among other things, the methods of completing transactions, and privacy issues. In order to comply with the compliance timetables set forth in these rules, the National Council for Prescription Drug Programs has recently announced a new version of the Universal Claim Form, which incorporates certain necessary fields for telecommunications standards set forth in these final rules. The result is that the entire pharmacy industry will, by October, 2002, have to convert to this new form, utilizing these new fields. We are already in the process of developing a version of our application that will conform to these requirements.

         We are also aware of certain federal and state laws, either in force or that are currently under consideration, that will provide standards for digital signatures. Our applications will need to meet or exceed these standards, including any standards mandated by the National Council for Prescription Drug Programs or the HIPAA.

C.  Organizational Structure

         We are not part of a group, and have no significant subsidiaries.

D.  Property, Plant and Equipment

         The Company, presently, does not have any material tangible fixed assets, though it is currently engaged in negotiations to lease office space in the city of Las Vegas, Nevada, and a project office for our secured prescription application initiative in the State of Washington. The Company does not know of any material environmental issues relating to its property, plant and equipment.

Item 5.  Operating and Financial Review and Prospects.

A. Operating Results

         As noted above, neither we, nor PKI Solutions, Inc., a Nevada corporation, were either operating entities, or operating entities with a history prior to calendar year 2001. As such, there are no operating results or history to report. We are unaware of any existing or governmental policies that could materially affect our method of operation or investments.

B. Liquidity and Capital Resources

         As noted above, neither we, nor PKI Solutions, Inc., a Nevada corporation, were either operating entities, or operating entities with a history prior to calendar year 2001. In addition, it is not expected that we will be generating operating revenues for some time, as we develop our secured prescription initiative. As also noted above, we are expecting an infusion of $2.5 million of equity in the near future, which will allow funding of our secured prescription initiative. We do not expect to be incurring debt in the near future. We have no major commitments for capital expenditures at the present time, though we may be incurring expenses relating to the leasing of office space, as noted in Item 4D, above.

C. Research and Development, Patents and Licenses

         We have had no research and development activities, until we acquired the former PKI Solutions, Inc., the Nevada entity, in March 2001. That entity only has a research and development program in place with respect to its secured prescription application initiative. In the near future, we will be oriented toward further development of this initiative, as well as other applications in the field of PKI.

D. Trend Information

         Since we have only commenced operations in calendar year 2001, we are unaware, at this time, of any material trends in production, sales, inventory, selling costs or prices, and how these might affect our operations.

Item 6.  Directors, Senior Management and Employees

A.  Directors and Senior Management

         The following chart provides information regarding the name, business experience, functions and areas of experience in the Company, principal business activities outside the Company, age, and any familial relationships, as well as any arrangement or understanding as to selection, for each of the Company's directors and senior management:

         Patrick M. Reynolds, 58, is our President and Chief Executive Officer, and a director. He is a specialist in marketing strategy, and is experienced in the technical issues relating to the PKI branch of digital signature technology. Mr. Reynolds began his career as a sales engineer for IBM of Canada, in charge of several large territories with significant corporate and government accounts. After leaving IBM, Mr. Reynolds founded a computer system design firm in Vancouver, British Columbia that specialized in medical records billing systems, one of which is still a widely used platform in the industry. Mr. Reynolds emigrated to the United States, and was a network systems analyst and security consultant for Boeing, and then in the real estate and mortgage lending field. Mr. Reynolds then founded HBAUSA.COM, Inc., an Internet-based technology solutions company for mortgage lending. Along with Joseph M. Vincent, Mr. Reynolds also founded Home Buyer Advocates, Inc., an Internet- based mortgage brokerage cooperative.

         Joseph M. Vincent, 48, is our Chief Operating Officer, an Executive Vice President, and a director. He is in charge of our application strategy, research and development strategy, and our public and governmental relations strategy. Mr. Vincent, a graduate with honors from the University of California at Berkeley, and a graduate from Golden Gate University School of Law in San Francisco, has a background as an attorney and banker, having been legal counsel and loan administration manager for a major financial institution in the Pacific Northwest. Mr. Vincent has been the COO of HBAUSA.COM, Inc., the firm founded by Mr. Reynolds described above, and President of Home Buyer Advocates, the firm Mr. Vincent founded with Mr. Reynolds. Mr. Vincent also served as a contributing consultant to the Washington State Electronic Authentication Act, one of the first digital signature laws in the United States. Mr. Vincent has chaired the Legal/Legislative Committee of the Seattle Mortgage Bankers Association, and formerly chaired the Attorneys' Committee for the Washington Financial League. He is a licensed attorney in the State of Washington, and is a member of the American Bar Association and its Business, Real Property and Science and Technology Sections.

         Randall D. Brasmer, 48, is our Secretary-Treasurer, Chief Financial Officer, and a director. He is in charge of corporate financing and accounting matters, investor relations, human resources, and corporate affairs. Mr. Brasmer has wide-ranging experience in start-up financial management and equity formation and, in the past, had been in management with the federal Internal Revenue Service, as well as general manager and regional manager in the credit union and national finance industries.

         P.W.F. Toothe, is a director, and a partner in the firm of E.P. Toothe & Associates of Nassau and Marsh Harbour, Abaco, in the Commonwealth of the Bahamas. He has expertise in the areas of corporate law and international law, and holds several directorships in public and private companies.

         Karen Sullivan, is a director, and is an Executive Secretary with the firm of E.P. Toothe & Associates of Nassau, in the Bahamas. She has specialized knowledge with the incorporation and administration of companies.

B.  Compensation

         During the last full fiscal year, ended December 31, 2000, the Company's directors and officers received no compensation of any kind.

C.  Board Practices

         Until recently, we have not been an active entity. As part of the integration process with the former PKI Solutions, Inc., the Nevada entity with which we merged, we will be developing board practices, including procedures relating to committees of the board of directors (including audit committees), and matters relating to the terms of office of officers and directors.

D.  Employees

         As of December 31, 2000, the Company had no employees.

E.  Share Ownership

         Please refer to Item 7.A. and 7.C. herein for a discussion of share ownership by the parties identified in Item 6.B., above.

7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

         As of April 10, 2001, we had 37,720,000 shares outstanding, and held of record by 49 shareholders, with 3,120,000 shares to be issued to an entity related to Joseph M. Vincent, but still not outstanding as of that date.

         Because of the 12,000,000 shares issued pursuant to the merger referred to above, the holders of our common stock prior to the merger experienced a dilution in their share ownership, and the stockholders of the former PKI Solutions, Inc., pursuant to the agreement of merger with us, have nominated a majority of our board of directors. All shareholders have equal voting rights

         Other than the entity related to Joseph M. Vincent to which 3,120,000 shares shall be issued, (referred to above), the following is a list of all shareholders of record who hold more than 5% (or 2,042,000 shares) of our common stock.

The Vine Family, LLC                4580 Klahanie Dr. SE               3,120,000 (7.64%)
                                    Issaquah, WA 98029

First Sign, Inc.                    4580 Klahanie Dr. SE               2,505,000 (6.13%)
                                    Issaquah, WA 98029

First Sign, Inc. is a Nevada corporation whose controlling shareholders are Patrick M. Reynolds and Joseph M. Vincent, who are also officers and directors of the Company.

         Additionally, AI, Inc. and DBA, Inc. each own 1,380,000 shares of our common stock, for an aggregate of 6.76% of our common stock. Randall Brasmer, an officer and director of the Company, is the sole shareholder of each of these entities.

B.  Related Party Transactions

         Please refer to the discussion in the previous section regarding certain entities which are controlled by officers and directors of the Company, which own significant amounts of the Common Stock of the Company.

C.  Interests of Experts and Counsel

         According to our transfer agent, P.W.F. Toothe, a partner with the firm of E.P. Toothe and Associates, and a director, owns 1,153,600 shares of common stock. E.P. Toothe and Associates has, in the past, provided legal counsel to us.

Item 8.  Financial Information

A.  Consolidated Statements and Other Financial Information

         Please refer to Exhibit 5 to this Report to Form 20-F, for a presentation of our relevant financial information.

B.  Significant Changes

         The financial information provided in Item 8.A. hereof reflects the principal significant financial change since December 31, 2000, i.e., the merger with PKI Solutions, Inc.

Item 9.  The Offer and Listing

Not applicable.

Item 10.  Additional Information

A. Share Capital

         As of December 31, 2000, the Company had 50,000,000 no par value shares authorized, and 5,000 shares issued, all of which were fully paid and non-assessable. Such figures had not changed significantly in the prior three fiscal years. As of March 30, 2001, the Company had 50,000,000 no par value shares authorized, and 40,840,000 shares issued (or to be issued), of which all were fully paid and non-assessable. On or about March 28, 2001, the Company had split its stock at a ratio of 5,768:1, and had issued 12,000,000 shares in connection with the PKI Solutions, Inc. transaction.

B.  Memorandum and Articles of Association

         Our Memorandum and Articles of Association are incorporated by reference into this Report on Form 20-F, having previously been filed with our Report on Form 20-F, which is available from the SEC's website at www.sec.gov.

C.  Material Contracts

         We are parties to no material contracts, other than the merger agreement which is incorporated by reference into this Report on Form 20-F, and which is discussed above.

D.  Exchange Controls

     Taxation and repatriation of profits regarding our operations are regulated by the Bahamas' laws and regulations. To date, these controls have not had and are not expected to have a material impact on us. The laws of the Bahamas and our Memorandum and Articles of Association impose no limitations on the rights of nonresident or foreign owners to hold or vote our securities.

E.  Taxation

     Under current laws of the Bahamas, we are not subject to tax on our income. Moreover, no reciprocal tax treaty regarding withholding exists between the United States and the Bahamas. Under current laws of the Bahamas, dividends, interest or royalties paid by us to individuals are not subject to tax. Generally, shareholders in a company incorporated pursuant to the IBCA are exempt from exchange controls and are not

(for twenty years from the date of incorporation) subject to any tax on income, gift, estate or corporate tax. If we were to pay a dividend, we would not be liable to withhold any tax, but shareholders would receive gross dividends, if any, irrespective of their residential or national status. Dividends, if any, paid to any United States resident or citizen shareholder would be treated as dividend income for United States federal income tax purposes. Such dividends would not be eligible for the 70% dividends-received deduction allowed to United States corporations on dividends from a domestic corporation under Section 243 of the United States Internal Revenue Code of 1986 (the "Internal Revenue Code"). Various Internal Revenue Code provisions impose special taxes in certain circumstances on non-United States corporations and their shareholders. Shareholders are urged to consult their tax advisors with regard to such possibilities and their own tax situation. In addition to United States federal income taxation, shareholders may be subject to state and local taxes upon their receipt of dividends.

F.  Dividends and Paying Agents

     We have never paid any dividends on its common stock and does not anticipate paying any dividends in the future. The Board of Directors has not adopted a policy with respect to the payment of dividends. Management anticipates that any future earnings will be retained as working capital and used for business purposes. Accordingly, it is unlikely that the Board of Directors will declare or pay any such dividends in the foreseeable future.

G.  Statement by Experts

         The audit report of Merdringer, Fruchter, Corso & Rosen, whose address is 888 7th Avenue, Suite 2900, New York, NY 10106, is included with the consent of that firm, which has authorized the contents of that part of the document.

H.  Documents on Display

         Please refer to Item 19, below, with respect to where certain important documents relating to us may be found in our filings with the Securities and Exchange Commission.

I.  Subsidiary Information

    Not applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

         As the Company had no significant operations prior to its merger with PKI Solutions in March, 2001, and PKI Solutions, Inc. has no significant operations as of the date of this report, there is no market risk disclosure that is applicable to the Company.

Item 12.  Description of Securities Other Than Equity Securities

A.  Debt Securities

         The Company has no debt as of the date of this report.

B.  Warrants and Rights

         There are no warrants and/or rights outstanding as of the date of this report.

C.  Other Securities

         Not applicable.

D.  American Depositary Shares

         Not applicable.

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

         There have been no defaults, dividend arrearages and/or delinquencies in the Company's affairs for the three fiscal years prior to the date of this report, and as of the date of this report.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

         Not applicable.

Item III

Items 15-16. [Reserved]

Item IV

Item 17.  Financial Statements

Please see Exhibit 5 to this Report on Form 20-F.

Item 18.  Financial Statements

Not applicable

Item 19.  Exhibits

1.  Articles of Association, dated June 13, 1992
2.  Memorandum of Association, dated June 16, 1992
3.  Amendment to Memorandum of Association, dated March 23, 1999
4. Agreement and Plan of Reorganization and Merger with PKI Solutions, Inc., dated as of March 28, 2001
5.  Financial Statements of the Company (filed herewith)

The exhibits referred to in 1, 2 and 3 above were originally filed with our Registration Statement on Form 20-F, dated April 23, 1999. The exhibit referred to in 4 above was filed with our Current Report on Form 6-K, dated April 2, 2001. Each of these exhibits is incorporated by reference.

SIGNATURES

         The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PKI SOLUTIONS, INC.

By:     /s/ Patrick M. Reynolds
   --------------------------------
   Patrick M. Reynolds, President

By:     /s/ Randall D. Brasmer
   --------------------------------
   Randall D. Brasmer,
   Chief Financial Officer

April 17, 2001